[redacted]

10026916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
FEB 2 9 2010
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-37169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highlander Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Littleton Road
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. MacWright (973) 402-2700
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friend, Gary Benjamin
(Name – *if individual, state last, first, middle name*)

31 Middleton Road (Address) Savannah (City) GA (State) 31411 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. MacWright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highlander Capital Group, Inc., as of February 19, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN A REUL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 25, 2014

[signature]
Signature

President and CEO
Title

Kathleen A. Reul
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLANDER CAPITAL GROUP, INC.

Financial Statements

and

Auditor's Report

December 31, 2009

GARY B. FRIEND

GARY B. FRIEND
CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

New Jersey Office

411 Evergreen Blvd.
Scotch Plains, NJ 07076

800-238-8893
Fax 800-238-8886

Report of Independent Public Accountant

To the Board of Directors and Stockholders of
Highlander Capital Group, Inc.

I have audited the accompanying statement of financial condition of Highlander Capital Group, Inc. (a New Jersey corporation and 50% subsidiary of ABSCO Ltd. Corp.) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and schedules based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highlander Capital Group, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary Friend

February 12, 2010

HIGHLANDER CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash		$ 88,562
Receivable From Clearing Broker (Note 3)		81,297
Securities Owned, at Market Value (Note 1)		21,147
Deposits with Clearing Broker (Note 3)		100,000
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $ 321,651 (Note 1)		16,909
Other Assets (Note 8)		128,244
Total Assets		$ 436,159

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 44,904	
Total Liabilities		$ 44,904
Stockholders' Equity:		
Common Stock, Class A voting, no par value, 1,000 shares authorized and issued, 160 shares outstanding	1,600	
Common Stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-	
Additional Paid-in Capital	939,399	
Accumulated Deficit	(549,744)	
Total Stockholders' Equity		391,255
Total Liabilities and Stockholders' Equity		$ 436,159

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2009

Revenues:		
Trading income	$ 102,709	
Commissions	1,003,994	
Interest and dividends	23,526	
Other	11,500	
Total Revenues		$ 1,141,729
Expenses:		
Clearing and floor brokerage	11,220	
Commissions	7,020	
Employee compensation and benefits	866,695	
Communications	57,498	
Occupancy costs	89,340	
Regulatory fees	19,873	
Depreciation	7,149	
Other	106,094	
Total Expenses		1,164,889
Income (Loss) Before Provision for Income Taxes		(23,160)
Provision for Income Taxes:		
Federal	-	
State	2,112	
Total Provision for Income Taxes		2,112
Net Income (Loss)		$ (25,272)

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, Beginning of Year	$ 1,600	$ 939,399	$ (524,472)	$ 416,527
Net Income (Loss)	-	-	(25,272)	(25,272)
Distribution to Stockholders	-	-	-	-
Balance, End of Year	$ 1,600	$ 939,399	$ (549,744)	$ 391,255

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income	$ (25,272)	
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:		
Depreciation	7,149	
(Increase) decrease in operating assets:		
Other assets	(2,469)	
Receivable from clearing broker	13,916	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	9,967	
Net Cash Provided by Operating Activities		$ 3,291
Net Cash Provided (Used) by Investing Activities		
Purchase of furniture and equipment		(4,703)
Net Cash Provided by Financing Activities		-
Net Increase (Decrease) in Cash		(1,412)
Cash, Beginning of Year		89,974
Cash, End of Year		$ 88,562
Supplemental Disclosures:		
Cash paid during the period for:		
Interest		$ -
Taxes		$ 7,049

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements
December 31, 2009

1. Organization and Significant Accounting Principles

Organization

Highlander Capital Group, Inc, (the "Company"), formerly FIA Capital Group, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934. Incorporated in the state of New Jersey on July 9, 1968 the Company is 50% owned by ABSCO Ltd. Corp. ("ABSCO"), 37 1/2% owned by its president both directly and through an LLC and 12 1/2% owned by another unrelated individual. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

Nature of Operations

The Company has offices in Parsippany, New Jersey. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned and securities sold but not yet purchased, are stated at market value and are recorded on a trade date basis. Unrealized gains and losses are included in trading income.

Revenue Recognition

Commission revenues and expenses are recorded when earned on a trade date basis.

1. Organization and Significant Accounting Principles - Continued

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Depreciation

Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using the MACRS method.

2. Income Taxes

The Company has $ 894,000 of state net operating losses available to reduce future state income taxes.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

3. Clearance Agreement

The Company has a clearance agreement (the "Agreement") with the Pershing LLC a Subsidiary of The Bank of New York Mellon ("Pershing") dated January 28, 1991. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default.

Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 18.48 % and its net capital was $ 242,928, which is $ 142,928 in excess of its minimum net capital requirement of $ 100,000.

5. Retirement Plan

The Company maintains a qualified 401K-employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. For the year ended December 31, 2009 the Company's retirement plan expense totaled $ 10,591.

6. Commitments

The Company currently leases office space from ABSCO under a month-to-month lease at $ 7,445 per month. The annual amount payable by the Company under the operating lease is $ 89,340 for 2009.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

7. Off-Balance Sheet Risk and Concentration of Credit Risk -Continued

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

8. Business Acquisitions/Related Parties

In June 2006 the Company acquired an 80% interest in Highlander Realty Advisers, LLC for an aggregate purchase price of $ 40,000. The acquisition was recorded as a purchase and accordingly, the purchase price was allocated to the assets acquired based upon the estimated fair value as of the purchase date. During 2009 the Company received $ 5,500 of fees from Highlander Realty Advisers, LLC all of which is reflected in other income.

In August 2007 the Company through Highlander Realty Advisors LLC acquired a minority ownership interest in Greenway Partners-Raleigh, LLC, a Delaware limited liability company for an aggregate purchase price of $ 60,000. Greenway Partners-Raleigh, LLC, owns and operates three shopping centers in North Carolina. The acquisition was recorded as a purchase and accordingly, the purchase price was allocated to the assets acquired based upon the estimated fair value as of the purchase date.

In December 2007 the Company acquired a 20% interest in Highlander Futures Management LLC, a New Jersey limited liability company for an aggregate purchase price of $ 10,000. Highlander Futures Management LLC is largely controlled by the president of Highlander Capital Group Inc. and will be involved in equity and options investing. The acquisition was recorded as a purchase and accordingly, the purchase price was allocated to the assets acquired based upon the estimated fair value as of the purchase date.

At December 31, 2009 all of the above acquisitions are included in other assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Highlander Capital Group, Inc. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 391,255	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			391,255	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 391,255	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 145,153	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(145,153)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 246,102	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	3,174	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(3,174)	3740
10. Net Capital			$ 242,928	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Highlander Capital Group, Inc. as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	2,994	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	142,928	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	238,438	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	44,904	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	44,904	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%		3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	18.48	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

HIGHLANDER CAPITAL GROUP, INC.
Schedule of Nonallowable Assets
December 31, 2009

DESCRIPTION

Furniture and Equipment Net of Accumulated Depreciation	$ 16,909	
Prepaid Expenses	18,244	
Investment in Affiliated LLCs	110,000	
Total		$ 145,153

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Highlander Capital Group, Inc. as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 Pershing LLC Sub. of The Bank of New York Mellon 4335 4570
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

HIGHLANDER CAPITAL GROUP, INC.
Note to Supplementary Schedules
December 31, 2009

The difference of $ 3,397 between the audited computation of net capital of $ 242,928 included in this report and the company's computation of net capital of $ 239,531 included in Part IIA (unaudited) of its December 31, 2009 Focus Report filed on January 11, 2010 relates to audit adjustments for federal income taxes, audit fees and depreciation expense.

GARY B. FRIEND
CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

New Jersey Office

411 Evergreen Blvd.
Scotch Plains, NJ 07076

800-238-8893
Fax 800-238-8886

To the Board of Directors and Stockholders of
Highlander Capital Group, Inc.

In planning and performing my audit of the financial statements of Highlander Capital Group, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company, (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my consideration of the internal control, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gary Friend

February 12, 2010

Highlander Capital Group, Inc.

Supplemental SIPC Report

For the Period

April 1, 2009 through December 31, 2009

GARY B. FRIEND
CERTIFIED PUBLIC ACCOUNTANT
31 Middleton Road
Savannah, GA 31411

912-598-9335
Fax 912-598-9336

New Jersey Office

411 Evergreen Blvd.
Scotch Plains, NJ 07076

800-238-8893
Fax 800-238-8886

Board of Directors
Highlander Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Highlander Capital Group, Inc. for the period April 1, 2009 through December 31, 2009. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and my report is not to be used for any other purpose. The procedures I performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown of Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statement of Highlander Capital Group, Inc. taken as a whole.

Gary Friend

February 12, 2010

Highlander Capital Group, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period April 1, 2009 through December 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 1,819
Less Payments Made:			
	Date Paid	Amount	
	1/02/09	$ 150	
	7/24/09	597	
	9/10/09	119	866
Interest on late payment (s)			-
Total Assessment Balance And Interest Due			$ 953
Payment made with Form SIPC 7T			$ 1,072

Highlander Capital Group, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period April 1, 2009 through December 31, 2009

Total Revenue		$ 865,811
Additions:		
Net loss from securities in investment account	$ 2,499	
Total Additions		$ 2,499
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products		133,432
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		7,291
Total Deductions		$ 140,723
SIPC Net Operating Revenues		$ 727,587
General Assessment @ .0025		$ 1,819